UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2023

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On December 29, 2022, the board of directors of G Medical Innovations Holdings Ltd. (the “Company”) approved a loan agreement, dated December 21, 2022 (the “Loan Agreement”), between the Company and Dr. Yacov Geva, the Company’s Chief Executive Officer and major shareholder (the “Lender”). Under the terms of the Loan Agreement, the total amount of the loan provided by the Lender to the Company is $999,552, with an annual interest rate of 12%. The following installments have been made under the terms of the Loan Agreement and advanced to the Company: $198,582 on September 9, 2022; $85,106 on October 11, 2022; $252,596 on November 10, 2022; $175,000 on December 1, 2022 (which is attributed to waived compensation of the Lender entitled to him as Chief Executive Officer of the Company); and $288,268 on December 20, 2022. In addition, (i) the Lender will be granted 515,233 ordinary shares of the Company and (ii) the Lender will be granted certain warrants to purchase ordinary shares of the Company on terms to be determined by the board of directors within the next 60 days.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: January 9, 2023	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

2